UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 19, 2012

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

17 April 2012

US Supreme Court ruling allows Caraco Pharmaceutical to challenge Novo Nordisk’s patent submissions for Prandin® (repaglinide)

Today, Novo Nordisk announced that the US Supreme Court has reversed the US Court of Appeals for the Federal Circuit’s April 2010 decision. That decision dismissed generic manufacturer Caraco Pharmaceutical’s claim to change Novo Nordisk’s patent submissions regarding the combination use of repaglinide and metformin for the treatment of type 2 diabetes.

The Supreme Court concluded today that Caraco may pursue a claim to seek correction of Novo Nordisk’s use code on the ground that it is inaccurate and remanded for further proceedings on such a claim at the Court of Appeals for the Federal Circuit. Today’s Supreme Court ruling does not affect the separate appeal pending before the Court of Appeals for the Federal Circuit, which is now expected to resume, concerning the validity and enforceability of the underlying US patent.

“While we are disappointed with the decision, it appears the Supreme Court has held only that Caraco may challenge the use code narrative for Novo Nordisk’s patented method of treating diabetes with repaglinide in combination with metformin. Novo Nordisk’s use code narrative is, and has always been, correct, and we are confident that further proceedings will show Caraco’s challenge to the use code narrative is meritless,” says James Shehan, vice president and general counsel of Novo Nordisk Inc, USA.

Novo Nordisk markets repaglinide under the trade name Prandin® and a fixed-dose repaglinide/metformin tablet under the trade name PrandiMet® in the US.  In 2011, sales of Prandin® and PrandiMet® in the US amounted to approximately 1 billion Danish kroner.

Novo Nordisk is a global healthcare company with 89 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,700 employees in 75 countries, and markets its products in more than 190 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Company Announcement no 25 / 2012				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Further information:

Media:	Investors:

Mike Rulis	Klaus Bülow Davidsen
Tel: (+45) 3079 3573	Tel: (+45) 4442 3176
mike@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement no 25 / 2012				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: April 19, 2012	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer